FIRST QUARTER REPORT 2000


TO OUR SHAREHOLDERS:

In the first quarter of 2000, AltaRex emerged from a very challenging 1999 with positive news on a number of fronts. Our clinical development program for OvaRex(TM) MAb is progressing according to plan with the conclusion of enrollment in key trials, favorable safety news, the establishment of a comparability plan with the U.S. Food and Drug Administration and plans to initiate a new trial in support of our registration strategy. Developments regarding our Antibody-based ImmunoTherapy, or AIT(R), technology were highlighted in presentations at several scientific conferences. Importantly our intellectual property portfolio began to mature into patents, a key factor in the protection of our technology. We are pleased to highlight our results to you in this report.

We remain firmly on track with the development of our lead product, OvaRex(TM) MAb. The Company has completed enrollment of its potentially pivotal double-blind placebo-controlled lead OvaRex(TM) trial with 345 patients and will commence primary endpoint analysis in July 2001. Recently the Company concluded enrollment of 55 patients in a second and supporting double-blind placebo-controlled trial of OvaRex(TM) MAb and anticipates conducting a primary endpoint analysis in the second quarter of 2001. These trials, along with establishing manufacturing comparability between the Company's ascites-based product and cell culture material, and with other Phase II and retrospective data, will form the basis of the U.S. Biologics License Application expected to be filed in late 2001.

Early in the quarter the Company received a positive recommendation from an independent Data Safety Monitoring Board (DSMB) to continue our lead OvaRex(TM) trial. This was the fourth and final DSMB analysis, and in all instances the DSMB was comfortable with safety issues.

In conjunction with the FDA, we established a comparability plan for switching to a state-of-the art manufacturing process for OvaRex(TM) MAb. A clinical plan has been established which, if successfully accomplished, would allow for implementation of this substantially improved manufacturing process without having to repeat the ongoing trials.

The Company plans to initiate an additional open-label OvaRex(TM) trial in the second quarter of 2000 in a patient population similar to its lead trial. This new trial will incorporate recent findings surrounding the importance of human anti-mouse antibodies (HAMA) and their role in the therapeutic response to OvaRex(TM) MAb. The trial should serve a number of important purposes. In addition to supporting the current comprehensive clinical program for the U.S., this new trial will provide a platform to bridge current manufactured product to a state-of-the-art manufacturing process and should help to fulfill European registration requirements.

Enrollment was also completed in the BrevaRex(TM) Phase I dose comparison study (17 patients). Treatment was generally well tolerated and there was no limiting toxicity observed at any of the dose levels tested. As with OvaRex(TM) MAb, HAMA again appeared to be an effective marker of immune system activity. We anticipate initiating a Phase II BrevaRex(TM) trial for patients with multiple myeloma (a deadly blood born cancer) in late 2001 or early 2002.

Additional retrospective data of OvaRex(TM) MAb was presented at the Annual Meeting of the Society of Gynecologic Oncologists. The findings involved PET Imaging on a group of 11 relapsed ovarian cancer patients with advanced disease. Five of the 11 patients demonstrated disease stabilization or regression of selected lesions. This data provides additional evidence that OvaRex(TM) MAb may be capable of stabilizing disease and, in some cases, even shrinking tumors.

As part of the Annual Meeting of the American Society of Hematology, AltaRex presented data from its open label Phase II OvaRex(TM) trial being conducted in Vancouver. The data from this trial, in a similar patient population (relapsed) to that of our retrospective study, continues to suggest prolongation of both time to disease progression and survival. Notably, in 11 patients treated, 9 patients showed a significant increase in HAMA.

We were also pleased to announce that OvaRex(TM) MAb induced a tumor specific cellular immune response in the first Vancouver patient to be tested for this type of response. It is generally believed that, to have a major impact on solid tumors like ovarian cancer, not only is a humoral response required but the other major arm of the immune system, the cellular arm, must also be activated.

Information presented at the Annual Meeting of the American Association for Cancer Research provided evidence that OvaRex(TM), BrevaRex(TM), ProstaRex(TM) and GivaRex(TM) MAbs were all able to trigger significant anti-tumor responses in mouse models and other experimental systems. This data also lends support to the use of murine (foreign) antibodies to produce effective anti-tumor responses. For example, in one of the experiments OvaRex(TM) MAb was able to completely eliminate tumor burden in 70% of mice carrying a human immune system while the remaining 30% evidenced significant tumor shrinkage.

A presentation at the Annual Meeting of the Society of Gynecologic Oncologists supported the use of AR54, a murine-based antibody in-licensed by the Company. An open-label study with 25 ovarian cancer patients demonstrated that the eleven patients (44%) who developed a HAMA response had an overall trend toward prolonged survival. This information strongly supports the importance of HAMA and the use of a foreign antibody to trigger a specific immune response. The data should help us move AR54 into advanced trials in 2001.

Laboratory experiments during the quarter have confirmed the presence of a cellular immune response for GivaRex(TM) and ProstaRex(TM) MAbs, two preclinical antibodies for the treatment of gastrointestinal and prostate cancers. Dr. Dean Mann of University of Maryland observed that ProstaRex(TM) MAb may be capable of invoking cellular immune responses crucial to anti-tumor activity. This important data is from an in-vitro assay system that was developed in collaboration with Dr. Mann. This system may become a vital tool for identifying future AIT(R) antibodies that are able to produce a cellular immune response capable of killing cancer cells.

The clinical and preclinical data that we have recently presented and announced regarding OvaRex(TM) and our other antibodies strongly supports the novel mechanisms and potential of our AIT(R) technology platform. Our ability to identify monoclonal antibodies that exhibit both cellular and humoral immune responses adds considerable strength and depth to our technology. Our patents are designed to protect the intellectual property position surrounding this technology.

The Company has been issued its first patent and a notice of allowance for another, which broadly cover the AIT(R) technology platform and associated products including OvaRex(TM) MAb. An Australian patent that addresses the reconforming of multi-epitopic antigens to initiate an immune response was issued during the quarter. The notice of allowance for a U.S. patent covers photoactivation, an innovative technique using ultraviolet light to modify antibodies and to enhance certain beneficial immune responses. Both patents form the basis for a strong proprietary position for OvaRex(TM) MAb and the AIT(R) technology platform. AltaRex has filed a total of seven U.S. and six international patent applications.

AltaRex could be in a position next year of having a completed Phase II/III study (primary analysis) of OvaRex(TM) MAb involving 345 patients as well as having two additional products, BrevaRex(TM) MAb and AR54, in clinical testing. We anticipate that the next eighteen months will prove to be extremely active and productive for AltaRex and our activities should enhance the value of AltaRex's technology.

FINANCIAL HIGHLIGHTS (in Canadian dollars)

On February 29, 2000, the Company raised net proceeds of $5.5 million through the sale of Special Warrants. These Special Warrants were exercised on April 20, 2000 into 5,687,546 Common Shares upon the filing of a final prospectus with various securities commissions. Also during the first quarter of 2000, National Bank Financial Inc. and HSBC James Capital Canada Inc. purchased 1,955,000 Common Shares through the exercise of compensation options granted to them in connection with services rendered in the Company's oversubscribed $19.5 million Common Share offering completed in June 1999. Net proceeds to the Company from this and other option exercises in this quarter amounted to $1.0 million.

The Company recorded a net loss for the three months ended March 31, 2000 of $3.9 million or $0.07 per share compared to $4.7 million or $0.28 per share for the same period in 1999. The decreased net loss reflects primarily a decrease in spending in research and development activities as a result of operational changes made in the fourth quarter of 1999 to focus our research on the development of OvaRex(TM) MAb and conserve capital. The decreased net loss per share also reflects the impact of an increase in the weighted average number of Common Shares outstanding from 16,512,613 shares in the first quarter of 1999 to 56,151,143 shares in the first quarter of 2000. This increase is due primarily to the issuance of 39,100,000 Common Shares in our Common Share offering in May and June 1999.

Revenues for the three months ended March 31, 2000 totaled $91,841, a decrease of $102,304 from the three-month period ended March 31, 1999. The decrease is due to the completion of a grant in 1999 and to lower interest income as a result of lower levels of cash and short-term investments in the first quarter of 2000.

Operating expenses for the three months ended March 31, 2000 totaled $4.0 million, a decrease of $0.9 million from the three-month period ended March 31, 1999. Research and development expenses decreased by $0.7 million.

At March 31, 2000 cash and short-term investments totaled $10.0 million compared with $8.4 million at March 31, 1999 and $7.2 million at December 31, 1999, reflecting the impact of capital raising initiatives, as noted above, and the Company's net cash burn during these periods.


/s/ Richard E. Bagley

Richard E. Bagley
President & Chief Executive Officer

This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forwardlooking statements. Such factors include, but are not limited to, the need for capital, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, proprietary rights, patent protection and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS
(In Canadian dollars, Unaudited)


                                                                       Three Months Ended
                                                                           March 31,
                                                                  2000                    1999
                                                                  ----                    ----

Revenue ...................................................   $     91,841           $    194,145
                                                              ------------           ------------
Expenses
 Research and development .................................      2,434,951              3,155,586
 General and administration ...............................      1,544,041              1,489,463
 Settlement costs .........................................             --                228,181
                                                              ------------           ------------

                                                                 3,978,992              4,873,230
                                                              ------------           ------------

Net loss for the period ...................................   $ (3,887,151)          $ (4,679,085)
                                                              ============           ============

Net loss per common share .................................   $      (0.07)          $      (0.28)
                                                              ============           ============

Weighted average number of common shares outstanding.......     56,151,143             16,512,613
                                                              ============           ============



CONDENSED CONSOLIDATED BALANCE SHEETS
(In Canadian dollars, Unaudited)

                                                                         As at March 31,
                                                                   2000                   1999
                                                                   ----                   ----
ASSETS
   Cash and short-term investments ........................    $ 9,982,518            $ 8,408,752
   Other current assets ...................................        124,716                479,310
   Capital assets, net ....................................        819,299              1,531,159
   Other assets ...........................................        351,208                573,966
                                                               -----------            -----------
                                                               $11,277,741            $10,993,187
                                                               ===========            ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities ....................................    $ 2,399,660            $ 2,623,966
   Deferred lease credit ..................................         39,371                401,466
   Shareholders' equity ...................................      8,838,710              7,967,755
                                                               -----------            -----------
                                                               $11,277,741            $10,993,187
                                                               ===========            ===========

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian dollars, Unaudited)


                                                                            Three Months Ended
                                                                                 March 31,
                                                                        2000                   1999
                                                                        ----                   ----

CASH USED IN OPERATING ACTIVITIES
Net loss ................................................          $ (3,887,151)          $ (4,679,085)
Add items not affecting cash:
   Depreciation and amortization ........................               120,329                148,649
   Amortization of deferred lease credit ................                (7,142)               (32,300)
Net change in non-cash working capital balances..........               105,296                287,090
                                                                   ------------           ------------
                                                                     (3,668,668)            (4,275,646)
                                                                   ============           ============

CASH USED IN INVESTING ACTIVITIES
Purchase of capital assets ..............................                (4,734)               (25,389)
                                                                   ------------           ------------
                                                                         (4,734)               (25,389)
                                                                   ------------           ------------

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issue of common shares, net .............................             6,507,905                     --
Other ...................................................               (58,665)              (113,633)
                                                                   ------------           ------------
                                                                      6,449,240               (113,633)
                                                                   ------------           ------------

Net increase (decrease) in cash
   and short-term investments ...........................             2,775,838             (4,414,668)

Cash and short-term investments,
   beginning of period ..................................             7,206,680             12,823,420
                                                                   ------------           ------------

Cash and short-term investments,
   end of period ........................................          $  9,982,518           $  8,408,752
                                                                   ============           ============